SECU 08031928 MISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAY 30 2008
Washington, DC
106

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-15255

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2007 AND ENDING March 31, 2008

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **NOMURA SECURITIES INTERNATIONAL, INC.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

TWO WORLD FINANCIAL CENTER, BUILDING B

(No. and Street)

NEW YORK	NEW YORK	10281-1198
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Moserowitz **(212) 667-1908**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 05 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

To the best of our knowledge and belief the accompanying statement of financial condition pertaining to the firm of Nomura Securities International, Inc., (the "Company") as of March 31, 2008, are true and correct. Based upon information available to the undersigned, neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer. The statement of financial condition of the Company is made available to all of the Company's members and allied members of the New York Stock Exchange, Inc.

Name: Nathan Gorin
Title: Chief Financial Officer

Name: Mark Apsey
Title: Chief Operations Officer

PENNY P. TEHRANI-LITTRELL
Notary Public, State of New York
No. 02TE6138433
Qualified in New York County
Commission Expires Dec. 19, 2009

Notary Public

This report** contains (check all applicable boxes):

- ✓ (a) Facing page.
- ✓ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of segregation requirements and funds in segregation for customers trading on U.S. Commodity Exchanges.
- ☐ (p) Computation of CFTC Minimum Net Capital Requirement.
- ☐ (q) Statement of secured amounts and funds held in separate accounts for foreign futures and foreign options customers pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Nomura Securities International, Inc.
(A subsidiary of Nomura Holding America Inc.)
March 31, 2008
With Report of Independent Registered Public Accounting Firm

Nomura Securities International, Inc.

Statement of Financial Condition

March 31, 2008

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors
of Nomura Securities International, Inc.

We have audited the accompanying statement of financial condition of Nomura Securities International, Inc. (the "Company") as of March 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of Nomura Securities International, Inc. at March 31, 2008, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

May 27, 2008

Nomura Securities International, Inc.

Statement of Financial Condition

March 31, 2008
(Dollars in Thousands)

Assets		
Cash and cash equivalents		$ 502,248
Cash and securities segregated pursuant to federal regulations		203,000
Collateralized short-term financing agreements:		
Securities borrowed	$ 14,047,425	
Securities purchased under agreements to resell	1,108,355	
		15,155,780
Trading assets		12,032
Receivables:		
Brokers, dealers and clearing organizations	124,596	
Interest and dividends	50,254	
Customers	13,006	
		187,856
Securities received as collateral		147,260
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $63,383		8,385
Other assets		50,074
Total assets		$ 16,266,635

See accompanying Notes to Statement of Financial Condition.

Nomura Securities International, Inc.

Statement of Financial Condition (continued)

March 31, 2008
(Dollars in Thousands)

Liabilities and stockholder's equity		
Liabilities:		
Short-term borrowings:		
Securities loaned	$ 13,932,220	
Securities sold under agreements to repurchase	1,063,767	
		$14,995,987
Payables:		
Compensation and benefits	73,123	
Interest and dividends	65,195	
Customers	39,780	
Brokers, dealers and clearing organizations	12,922	
Other	58,402	
		249,422
Obligation to return securities received as collateral		147,260
Commitments and contingent liabilities		
Subordinated borrowings		800,000
Total liabilities		16,192,669
Stockholder's equity:		
Common stock, without par value, 9,000 shares authorized, 5,984 shares issued and outstanding	–	
Additional paid-in capital	1,050,000	
Accumulated deficit	(976,034)	
Total stockholder's equity		73,966
Total liabilities and stockholder's equity		$16,266,635

See accompanying Notes to Statement of Financial Condition.

1. Organization

Nomura Securities International, Inc. (the "Company") is a wholly owned subsidiary of Nomura Holding America Inc. ("NHA" or the "Parent") which itself is wholly owned by Nomura Holdings, Inc. ("NHI"), a Japanese corporation. The Company is registered as a broker and dealer under the Securities Exchange Act of 1934 and as a futures commission merchant with the Commodity Futures Trading Commission ("CFTC"). The Company is regulated by the Financial Industry Regulatory Authority ("FINRA") as its designated regulatory organization. The Company is licensed to transact on the New York Stock Exchange ("NYSE") and is a member of other principal U.S. securities exchanges. The Company provides investment banking and brokerage services to institutional customers and enters into principal transactions for its own account.

During the fiscal year ended March 31, 2008, the Company's management decided to significantly reduce its fixed income operations, close its primary dealership and exit its index arbitrage business. As such, the Company significantly reduced its headcount, trading assets and trading liabilities and collateralized financing agreements.

2. Significant Accounting Policies

Use of Estimates

The statement of financial condition is presented in conformity with U.S. generally accepted accounting principles, which require management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing this statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board Statement ("FASB") issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value and enhances disclosures about instruments carried at fair value, but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS 157 nullifies the guidance in EITF Issue 02-3, *Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities* ("EITF 02-3"), which precluded the recognition of a trading profit at the inception of a derivative contract, unless the fair value of such derivative was obtained from

2. Significant Accounting Policies (continued)

a quoted market price or other valuation technique incorporating observable market data. SFAS 157 also precludes the use of a liquidity or block discount when measuring instruments traded in an active market at fair value. SFAS 157 requires expenses related to acquiring financial instruments carried at fair value to be included in earnings and not recognized as part of the basis of the instrument. SFAS 157 also clarifies that an issuer's credit standing should be considered when measuring liabilities at fair value.

SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company adopted SFAS 157 as of April 1, 2008, as required. SFAS 157 must be applied prospectively, except that the difference between the carrying amount and fair value of (i) a financial instrument that was traded in an active market that was measured at fair value using block discount and (ii) a stand-alone derivative or a hybrid measured using the guidance in EITF 02-3 on recognition of a trading profit at the inception of a derivative, is to be applied as a cumulative-effect adjustment to opening retained earnings on the date of initial application of SFAS 157. The adoption of SFAS 157 on April 1, 2008 did not have a material impact on the Company's statement of financial condition.

In February 2007, the FASB issued SFAS No. 159, *Fair Value Option* ("SFAS 159"), which permits certain financial assets and financial liabilities to be measured at fair value, using an instrument-by-instrument election. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company adopted SFAS 159 as of April 1, 2008, as required. The initial effect of adopting SFAS 159 must be accounted for as a cumulative-effect adjustment to opening retained earnings for the fiscal year in which the standard is first applied. Retrospective application of SFAS 159 to fiscal years preceding the effective date is not permitted. The adoption of SFAS 159 on April 1, 2008 did not have a material impact on the Company's statement of financial condition.

Foreign Currency

Assets and liabilities denominated in non-U.S. dollar currencies are translated into U.S. dollar equivalents using year-end spot foreign exchange rates while revenue and expense accounts are translated at the actual rates of exchange during the year. Gains and losses resulting from non-U.S. dollar currency transactions are included in income.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company defines cash equivalents to be highly liquid investments with original maturities of three months or less, other than those held for trading purposes.

Securities Transactions

Customers' securities and commodities transactions are recorded on a settlement date basis. Related revenues and expenses from customer securities and commodities transactions are recorded on a trade date basis. Proprietary securities and commodities transactions and the related revenues and expenses are recorded on a trade date basis.

Trading Assets and Trading Liabilities

Trading assets and trading liabilities, including contractual commitments arising pursuant to derivatives contracts, are recorded on the Statement of Financial Condition at fair value, with unrealized gains and losses reflected in income.

Fair value is generally based on quoted market prices. If quoted market prices are not available, or if liquidating the Company's position is reasonably expected to affect market prices, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments and valuation pricing models. Valuation pricing models consider time value and volatility factors underlying financial instruments, as well as other relevant statistical measurements.

Collateralized Short-Term Financing Agreements

Securities purchased under agreements to resell ("resale agreements") and securities sold under agreements to repurchase ("repurchase agreements") including buy-sell (sell-buy) transactions are treated as financing transactions and are carried at the amounts at which the securities will be subsequently resold or reacquired plus accrued interest. Open repurchase and resale agreements are presented net by counterparty on the Statement of Financial Condition where net presentation is permitted by Financial Accounting Standards Board Interpretation No. 41, *Offsetting of Amounts Related to Certain Repurchase and Resale Agreements* ("FIN 41"). It is the Company's policy to take possession of securities purchased under agreements to resell. Similarly, the Company is required to provide collateral to counterparties to collateralize securities sold under

2. Significant Accounting Policies (continued)

agreements to repurchase. A significant amount of these transactions are collateralized by United States government and agency securities. The Company monitors the market value of the underlying securities as compared to the related receivables or payables, including accrued interest, and typically requests or returns additional collateral when deemed appropriate.

Securities borrowed and securities loaned are included on the Statement of Financial Condition at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash, letters of credit or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral. When securities are pledged as collateral for securities borrowed, such transactions are not recorded on the Statement of Financial Condition. The Company monitors the market value of the securities borrowed or loaned against the collateral on a daily basis and additional cash or securities are obtained or refunded, as necessary, to ensure that such transactions are adequately collateralized.

In accordance with Financial Accounting Standards Board Statement No. 140 ("SFAS No. 140"), *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, when the Company acts as the lender in a securities lending agreement and receives securities as collateral that can be repledged or sold, it recognizes the amounts received and a corresponding obligation to return them. These amounts are recorded in Securities received as collateral and Obligation to return securities received as collateral, respectively, on the Statement of Financial Condition.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization on the Statement of Financial Condition. Depreciation and amortization are recorded on a straight-line basis over the estimated useful lives of the related assets. The estimated lives of furniture and equipment range from three to seven years. Leasehold improvements are amortized over the lesser of their economic useful lives or the terms of the underlying leases, which range from three to sixteen years.

Memberships in Exchanges

Memberships in exchanges, which are included in Other assets on the Statement of Financial Condition, are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment.

2. Significant Accounting Policies (continued)

Revenue Recognition

Interest and dividend revenues are earned primarily from trading assets and collateralized short-term financing agreements and are accounted for on an accrual basis. Dividends are recorded on an ex-dividend date basis. Interest expense is incurred primarily on short-term borrowings, trading liabilities and subordinated borrowings and is accounted for on an accrual basis.

Principal transaction revenues include realized and unrealized gains and losses from proprietary trading.

Commission revenues consist principally of fees charged to clients, primarily institutions, for the execution of trades made on their behalf and are recorded on a trade date basis as securities transactions occur.

Investment banking revenues include gains, losses and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or selling agent or from other corporate advisory services and are recognized when services for the transactions are determined to be completed and the income is reasonably determinable.

Restructuring

In connection with the restructuring of its operations, the Company decided to discontinue the development of an internal use software back-office system and abandon the project from any future use. In accordance with Statement of Position SOP 98-1 *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*, when it is no longer probable that computer software being developed will be completed and placed in service, the asset should be reported at the lower of carrying amount or fair value, if any, less costs to sell or dispose. Financial Accounting Standards Board Statement ("FASB") issued SFAS No. 112, *Post Employment Benefits* ("SFAS 112") requires that a liability should be accrued when probable and reasonably estimable for employee termination benefits under an ongoing benefit plan. In connection with the restructuring of the Company's operations and reduction of headcount, the Company recognized an expense for post employment benefits.

2. Significant Accounting Policies (continued)

Income Taxes

Certain income and expense items are accounted for in different periods for income tax purposes rather than for financial reporting purposes. Provisions for deferred taxes are made in recognition of these temporary differences in accordance with the provisions of Financial Accounting Standards Board Statement No. 109 ("SFAS 109"), *Accounting for Income Taxes.*

In June 2006, the FASB issued FIN 48, *Accounting for Uncertainty in Income Taxes,* an Interpretation of SFAS 109 *("FIN 48"),* which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of uncertain tax positions. The Company adopted the provisions of FIN 48 on April 1, 2007 (see Note 12).

3. Cash and Securities Segregated Pursuant to Federal Regulations

Cash of approximately $203 million has been segregated on behalf of securities customers pursuant to the reserve formula requirements of Securities and Exchange Commission ("SEC") Rule 15c3-3.

4. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from and payables to brokers, dealers and clearing organizations consist of the following at March 31, 2008 (dollars in thousands):

	Receivables	Payables
Securities failed-to-deliver/receive	$ 17,942	$ 12,922
Trade date adjustment	2,548	–
Receivables from clearing/carrying organizations	104,106	–
	$ 124,596	$ 12,922

Securities failed-to-deliver and receive represent the contract value of securities which have not been delivered or received by the Company on settlement date. Trade date adjustment represents the net amount receivable on unsettled proprietary securities transactions.

5. Receivables from and Payables to Customers

Receivables from and payables to customers primarily include amounts due on delivery versus payment/receipt versus payment and cash transactions. Securities owned by customers are held as collateral for receivables.

6. Trading Assets and Trading Liabilities

At March 31, 2008, trading assets and trading liabilities are comprised as follows (dollars in thousands):

	Assets	Liabilities
Corporate debt	$ 4,774	$ –
Money market mutual funds	5,300	–
Equity securities	1,958	–
	$ 12,032	$ –

7. Subordinated Borrowings

The following subordinated borrowings are covered by agreements approved by the FINRA and are included by the Company in regulatory net capital, as defined, under the SEC's Uniform Net Capital Rule ("Rule 15c3-1") (dollars in thousands):

Lender	Principal	Maturity Date	Interest Rate
NHA	$ 500,000	March 31, 2011	Variable
NHA	300,000	December 31, 2009	Variable
	$ 800,000		

To the extent that such borrowings are required for the Company's continued compliance with minimum regulatory net capital requirements, they may not be repaid. At March 31, 2008, the interest rate on these loans was 3.25%, which is based on NHA's adjusted cost of funds.

8. Financial Instruments

Derivative Financial Instruments

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Derivatives are financial instruments, which include options, futures, credit default swaps and forward contracts, whose value is based upon an underlying asset, index or reference rate. A derivative contract may be traded on an exchange or over-the-counter. Exchange-traded derivatives are standardized and include option and futures contracts. Over-the-counter derivative contracts are individually negotiated between contracting parties. The fair value of exchange-traded derivatives, such as futures and certain option contracts, are determined by quoted market prices while the fair value of derivatives negotiated in over-the-counter markets are valued via pricing models based upon dealer price quotations and taking into consideration time value and the volatility of the underlying instruments, as well as other economic factors. As of March 31, 2008 the Company does not have significant open derivative contracts.

Unrealized gains and losses on derivative contracts used for economic hedging purposes are recognized currently in the income as Principal transactions. The Company does not apply hedge accounting as defined in Financial Accounting Standards Board Statement No. 133 ("SFAS No. 133"), *Accounting for Derivative Instruments and Hedging Activities,* as amended, as all derivative financial instruments are marked to market with changes in fair value recorded in income. The fair value associated with derivative contracts is recorded on a net by counterparty basis where a legal right of offset exists.

Fair Value of Financial Instruments

Management estimates that the fair value of all financial instruments recognized on the Statement of Financial Condition (including collateralized short-term financing agreements, trading assets and trading liabilities, receivables and payables, short-term borrowings and subordinated borrowings) approximate their carrying value, as such financial instruments are either carried at fair value or are short-term in nature, bear interest at current market rates or are subject to repricing.

8. Financial Instruments (continued)

Financial Instruments with Off-Balance Sheet Risk

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments may include futures, forward and foreign exchange contracts, exchange traded and over-the-counter options, delayed deliveries, mortgage-backed to-be-announced securities (TBAs), credit default swaps and securities purchased and sold on a when-issued basis. The Company enters into transactions in derivative instruments in order to meet the financing and hedging needs of its customers, to reduce its own exposure to market and interest rate risk, and in connection with its normal proprietary trading activities. Futures contracts, forward contracts, TBAs and when-issued securities provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. Options are contracts that allow the holder of the option to purchase or sell a financial instrument, at a specified price and within a specified period of time, from the seller or to the writer of the options. Interest rate swaps are contractual agreements in which two counterparties agree to exchange a stream of interest payments at specified future dates. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from unfavorable changes in interest rates, foreign currency exchange rates or the market values of the securities underlying the instruments. The credit risk associated with these contracts is typically limited to the cost of replacing all contracts on which the Company has recorded an unrealized gain. For exchange-traded contracts, the clearing organization acts as the counterparty to specific transactions and, therefore, bears the risk of delivery to and from counterparties.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities with counterparties which include domestic financial institutions, multinational corporations, and the U.S. government and its agencies. A substantial portion of the Company's securities transactions are collateralized and executed with, and on behalf of, domestic commercial banks and other brokers and dealers. The Company's exposure to credit risk associated with the nonperformance of these customers and counterparties in fulfilling their contractual obligations may be directly impacted by volatile or illiquid trading markets.

The Company does not expect nonperformance by customers or counterparties. However, the Company's policy is to monitor market exposure and counterparty risk through the use of a variety of control procedures, including approval of credit limits for credit sensitive activities, marking to market securities and requiring adjustments of collateral levels, as considered

8. Financial Instruments (continued)

appropriate. The Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business. Accordingly, the Company believes it has effective procedures for evaluating and limiting its credit risk.

9. Collateralized Financing Agreements

The Company enters into secured borrowing and lending transactions to finance trading inventory positions, obtain securities for settlement, and meet customers' needs. The Company primarily receives collateral in connection with securities purchased under agreements to resell and securities borrowed transactions. The Company is generally permitted to sell or repledge these securities held as collateral and to use the securities to enter into securities lending transactions or to deliver to counterparties to cover short positions. At March 31, 2008, the market value of securities collateralizing securities purchased under agreements to resell and securities borrowed was approximately $1.1 billion and $13.6 billion, respectively, substantially all of which was sold or repledged. The average effective interest rates on securities purchased under agreements to resell were approximately 4.3% and securities borrowed were approximately 3.9%.

10. Commitments, Contingent Liabilities and Guarantees

The Company provides letters of credit issued by various banks to counterparties to satisfy various collateral and margin requirements in lieu of depositing cash or securities. At March 31, 2008, letters of credit outstanding were $37 million.

The Company is committed under contracts with key employees to pay guaranteed bonuses of approximately $9.3 million for the fiscal year ended March 31, 2009 and approximately $4.2 million thereafter.

10. Commitments, Contingent Liabilities and Guarantees (continued)

Presented below is a schedule of minimum future rentals on non-cancelable operating leases as of March 31, 2008, including amounts offset by sublease income of approximately $1.1 million):

	Minimum Future Rentals, Net of Sublease Income (in thousands)
Year Ended March 31:	
2009	$ 298
2010	301
2011	280
2012	283
2013	287
2014 and after	334
Total minimum future rentals	$ 1,783

Operating leases are subject to escalation clauses and are generally cancelable with substantial penalties.

In the normal course of business, the Company has been named as a defendant in several lawsuits which involve claims for substantial amounts. In view of the inherent difficulty of predicting the outcome of such actions, the Company cannot predict what the eventual loss related to such matters will be. Although the ultimate outcome of these suits cannot be ascertained at this time, it is the opinion of management, after consultation with legal counsel, that the resolution of such suits will not have a material adverse effect on the financial condition of the Company.

The Company applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,* which provides accounting and disclosure requirements for certain guarantees. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index, or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make

10. Commitments, Contingent Liabilities and Guarantees (continued)

payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

In the normal course of business, the Company provides guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under such guarantees is deemed remote. Accordingly, no contingent liability is recorded on the Statement of Financial Condition.

In the normal course of business, the Company enters into underwriting commitments. There were no transactions relating to such underwriting commitments open at March 31, 2008.

11. Transactions with Related Parties

The Company regularly enters into dealer, trading and financing transactions with NHI and affiliates. In addition, NHA provides office space and other equipment for use by the Company. At March 31, 2008, balances with related parties are included in the accompanying Statement of Financial Condition captions (dollars in thousands):

Assets:	
Securities borrowed	$ 641,265
Receivables from brokers, dealers and clearing organizations	16,672
Interest and dividends receivable	5,459
Other assets	36,870
Liabilities:	
Securities loaned	5,531,534
Interest and dividends payable	14,759
Payables to customers	31,570
Payables to brokers, dealers and clearing organizations	10,297
Other payables	38,273
Subordinated borrowings	800,000

12. Income Taxes

The Company is included in the consolidated federal and certain combined state and local income tax returns filed by NHA and its subsidiaries (the "Group"). The Company and the Group have a practice whereby federal and state and local income taxes are determined for financial reporting purposes on a separate company basis. Federal, and certain state and local income taxes were paid to NHA. As such, taxes payable to NHA and other states of approximately $201,000 and $64,000 are included in Other payables on the Statement of Financial Condition as of March 31, 2008.

The components of the Company's net deferred tax asset at March 31, 2008 are as follows (dollars in thousands):

Deferred tax asset	$ 499,033
Less valuation allowance	(497,296)
	$1,737
Deferred tax liability	(1,737)
Net deferred tax asset	$ –

SFAS 109 prescribes an asset and liability approach to accounting for taxes that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the statement of financial condition or tax returns. In estimating future tax consequences, SFAS 109 generally considers all expected future events other than future enactment of changes in the tax law or rates. The gross deferred tax asset relates primarily to net operating loss carryforwards, Section 163(j) interest expense deferral, other compensation accruals and certain other accrued expenses.

A valuation allowance of $497.3 million has been established against the Company's deferred tax assets in accordance with the realization criteria set forth in SFAS 109. The net change during the fiscal year ending March 31, 2008 in the total valuation allowance is $73.6 million.

At March 31, 2008, the Company had federal net operating loss carryforwards of approximately $270 million which begin to expire in the year ending March 31, 2019. In addition, the Company had New York State and City net operating loss carryforwards of approximately $433 million which begin to expire in the year ending March 31, 2019.

As a result of the implementation of FIN 48, the Company determined that it did not require a change in its tax liability for unrecognized tax benefits, and consequently, the beginning balance

12. Income Taxes (continued)

of retained earnings was unaffected. As of March 31, 2008, the Company determined that it has no uncertain tax positions, interest or penalties as defined within FIN 48, and accordingly, management has concluded that no additional FIN 48 disclosures are required.

The Company is currently under audit for various state and local tax jurisdictions for the tax years ended March 31, 2002 through 2004. The Company does not have unrecognized tax benefits. The Company does not believe that it is reasonably possible that the total unrecognized benefits will significantly increase within the next 12 months.

13. Employee Benefit Plans

Substantially all employees of the Company are covered under the Company's Retirement Investment Plan. Certain qualified employees are also eligible to participate in the Supplemental Employee Retirement Plan. The Company's contribution to these defined contribution plans is based on employees' compensation.

Certain of the Company's employees participate in NHI's and NHA's various incentive plans. The Company records its allocated share of stock-based compensation cost from NHI and NHA as an expense with a corresponding liability to NHA.

14. Net Capital

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum regulatory net capital. The Company utilizes the alternative method, permitted by Rule 15c3-1, which requires that the Company maintain minimum regulatory net capital, as defined, equal to the greater of $1,000,000 or 2% of aggregate debit items arising from customer transactions, as defined. The Company is also subject to CFTC Rule 1.17, which requires the maintenance of regulatory net capital of 8% of the total risk margin requirement, as defined, for all positions carried in customer accounts plus 4% of the total risk margin requirement, as defined, for all positions carried in noncustomer accounts or $500,000, whichever is greater. The Company is required to maintain regulatory net capital in accordance with Rule 15c3-1, CFTC Regulation 1.17 or various other exchange requirements, whichever is greater. At March 31, 2008, the higher regulatory net capital requirement was the SEC's Uniform Net Capital Rule. At March 31, 2008 the Company had regulatory net capital of approximately $742 million, which was approximately $741 million in excess of required regulatory net capital.

Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and other regulatory bodies.